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
                                  UNITED STATES                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                  OMB Number: 3238-0145
                             WASHINGTON, D.C. 20549                        Expires: 31-Aug-02
                                                                           Estimated Average burden
                                                                           hours per response
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.          )*



                           Monarch Dental Corporation
                                (Name of Issuer)


                           Common Stock Par Value $.01
                         (Title of Class of Securities)


                                   609044 201
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

CUSIP NO. 609044 201                  13G                                PAGE 2


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
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Advent VII L.P.                                                            04-3181563
     Advent New York L.P.                                                       04-3095408
     Advent Atlantic and Pacific II L.P.                                        04-3123521
     TA Venture Investors L.P.                                                  04-3068354
     TA Associates VII L.P.                                                     04-3081388
     TA Associates, Inc.                                                        04-3205751
     TA Associates Service Corporation                                          04-3214469

2    CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                                   --------
                                                                                (a)   X
                                                                                   --------

                                                                                   --------
                                                                                (b)
                                                                                   --------

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Advent VII L.P.                                                            Delaware
     Advent New York L.P.                                                       Delaware
     Advent Atlantic and Pacific II L.P.                                        Delaware
     TA Venture Investors L.P.                                                  Massachusetts
     TA Associates VII L.P.                                                     Delaware
     TA Associates, Inc.                                                        Delaware
     TA Associates Service Corporation                                          Massachusetts

                                 5       SOLE VOTING POWER

                                         Advent VII L.P.                                0
     NUMBER OF                           Advent New York L.P.                           0
                                         Advent Atlantic and Pacific II L.P.            0
                                         TA Venture Investors L.P.                      0
                                         TA Associates VII L.P.                         0
                                         TA Associates, Inc.                            0
       SHARES                            TA Associates Service Corporation              0

                                 6       SHARED VOTING POWER
    BENEFICIALLY                         N/A

      OWNED BY
                                 7       SOLE DISPOSITIVE POWER
        EACH
                                         Advent VII L.P.                                0
     REPORTING                           Advent New York L.P.                           0
                                         Advent Atlantic and Pacific II L.P.            0
                                         TA Venture Investors L.P.                      0
                                         TA Associates VII L.P.                         0
                                         TA Associates, Inc.                            0
       PERSON                            TA Associates Service Corporation              0

                                 8       SHARED DISPOSITIVE POWER
        WITH                             N/A


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Advent VII L.P.                                                                    0
     Advent New York L.P.                                                               0
     Advent Atlantic and Pacific II L.P.                                                0
     TA Venture Investors L.P.                                                          0
     TA Associates VII L.P.                                                             0
     TA Associates, Inc.                                                                0
     TA Associates Service Corporation                                                  0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Advent VII L.P.                                                                   0%
     Advent New York L.P.                                                              0%
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     Advent Atlantic and Pacific II L.P.                                      0%
     TA Venture Investors L.P.                                                0%
     TA Associates VII L.P.                                                   0%
     TA Associates, Inc.                                                      0%
     TA Associates Service Corporation                                        0%

12   TYPE OF REPORTING PERSON
     Each entity is a Limited Partnership, except for TA Associates, Inc. and TA Associates Service Corporation which are corporations.


                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)        NAME OF ISSUER: Monarch Dental Corporation
                  .
ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  6787 Arapaho Road
                  Suite 779
                  Dallas, TX  75248

ITEM 2 (a)        NAME OF PERSON FILING:
                  Advent VII L.P.
                  Advent New York L.P.
                  Advent Atlantic and Pacific II L.P.
                  TA Venture Investors L.P.
                  TA Associates VII L.P
                  TA Associates, Inc.
                  TA Associates Service Corporation

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (c)        CITIZENSHIP: Not Applicable

ITEM 2 (d)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)        CUSIP NUMBER: 609044 201

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR
                  13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not
                  Applicable

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
ITEM 4            OWNERSHIP
ITEM 4 (a)         AMOUNT BENEFICIALLY OWNED:                                    COMMON STOCK
                                                                                 ------------
                   Advent VII L.P.                                                          0
                   Advent New York L.P.                                                     0
                   Advent Atlantic and Pacific II L.P.                                      0
                   TA Venture Investors L.P.                                                0
                   TA Associates VII L.P.                                                   0
                   TA Associates, Inc.                                                      0
                   TA Associates Service Corporation                                        0

ITEM 4 (b)         PERCENT OF CLASS                                                PERCENTAGE
                                                                                   ----------
                   Advent VII L.P.                                                         0%
                   Advent New York L.P.                                                    0%
                   Advent Atlantic and Pacific II L.P.                                     0%
                   TA Venture Investors L.P.                                               0%
                   TA Associates VII L.P.                                                  0%
                   TA Associates, Inc.                                                     0%
                   TA Associates Service Corporation                                       0%

ITEM 4 (c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                   (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:                 COMMON STOCK
                                                                                 ------------
                   Advent VII L.P.                                                          0
                   Advent New York L.P.                                                     0
                   Advent Atlantic and Pacific II L.P.                                      0
                   TA Venture Investors L.P.                                                0
                   TA Associates VII L.P.                                                   0
                   TA Associates, Inc.                                                      0
                   TA Associates Service Corporation                                        0

                   (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:                        N/A

                   (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:       COMMON STOCK
                                                                                 ------------
                   Advent VII L.P.                                                          0
                   Advent New York L.P.                                                     0
                   Advent Atlantic and Pacific II L.P.                                      0
                   TA Venture Investors L.P.                                                0
                   TA Associates VII L.P.                                                   0
                   TA Associates, Inc.                                                      0
                   TA Associates Service Corporation                                        0

                   (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION               N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  Not Applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10           CERTIFICATION: Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/02
                                                -------------------------
                                                         Date

                                                /s/ Thomas P. Alber
                                                -------------------------
                                                       Signature

                                                 Chief Financial Officer
                                                -------------------------
                                                       Name/Title